SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2002

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NO. 0-13322

A.     Full title of the plan and address of the plan, if different from that of issuer named below:

United Bankshares, Inc. Savings and Stock Investment Plan

B.     Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

United Bankshares, Inc.
300 United Center
500 Virginia Street, East
Charleston, West Virginia 25301

Form 11-K

United Bankshares, Inc.
Savings and Stock Investment Plan

Year ended December 31, 2002

Required Information

The United Bankshares, Inc. Savings and Stock Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Auditors	1

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)— Modified Cash Basis	9

Schedule H, Line 4(j)—Schedule of Reportable Transactions— Modified Cash Basis	10

Item 9(b) — Exhibits:

Exhibit 23 - Consent of Independent Auditors
Exhibit 99.1 - Certification Pursuant to Section 906
Exhibit 99.2 - Certification Pursuant to Section 906

Report of Independent Auditors

United Bankshares, Inc. Plan Sponsor

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2002 and 2001, and the change in its net assets available for benefits (modified cash basis) for the year ended December 31, 2002, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held at end of year as of December 31, 2002, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Charleston, West Virginia
June 12, 2003

United Bankshares, Inc.
Savings and Stock Investment Plan

Statements of Net Assets Available for Benefits—
Modified Cash Basis

	December 31

	2002	2001

Assets
Cash and cash equivalents	$2,871,686	$2,180,593
Investments, at fair value	26,673,334	27,264,620
Contributions receivable	36,346	27,443

Net assets available for benefits	$29,581,366	$29,472,656

See accompanying notes.

United Bankshares, Inc.
Savings and Stock Investment Plan

Statement of Changes in Net Assets Available for Benefits—
Modified Cash Basis

Year Ended December 31, 2002

Additions
Investment income:
Net depreciation in fair value of investments	$(1,760,280)
Interest and dividends	731,442

(1,028,838)
Contributions:
Employees	2,096,029
Employer	836,632

2,932,661

Total additions	1,903,823

Deductions
Withdrawals and benefits paid directly to participants	1,795,113

Net increase	108,710

Net assets available for benefits:
Beginning of year	29,472,656

End of year	$29,581,366

See accompanying notes.

United Bankshares, Inc.
Savings and Stock Investment Plan

Notes to Financial Statements—
Modified Cash Basis

Year ended December 31, 2002

1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash Equivalents

Cash equivalents are investments in the Federated Government Obligations Fund, the underlying assets of which are highly liquid United States government obligations. The market value of cash equivalents approximates cost.

Investments

Investments are recorded at estimated fair value based upon published quoted prices, determined primarily by the last reported sales price on the last business day of the year.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee

United Bankshares, Inc.
Savings and Stock Investment Plan

Notes to Financial Statements—
Modified Cash Basis (continued)

2. Description of the Plan (continued)

deferral and one year of service for employer match. The Plan was established December 29, 1989, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Active participants may defer up to 100% of their annual pre-tax compensation subject to Internal Revenue Code (the Code) limitations. United contributes an amount equal to 100% of the first 2% of the participant’s deferral and 25% of the next 2% of the participant’s deferral. Contributions are made by United on a semi-monthly basis and consist of cash, which is used by the Plan to purchase shares of United common stock.

Participants may choose to have their contributions directed to any of ten investment options including United Bankshares, Inc common stock, U.S. Government Securities Funds, various common stock funds, and an international equity fund. Investment elections must be made in multiples of 1%.

Participant Accounts

Plan earnings are allocated to each participant’s account based upon the respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participating employees are immediately fully vested as to employee and employer contributions to the Plan.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount or keep funds invested in the plan until reaching the age of 59 1/2.

United Bankshares, Inc.
Savings and Stock Investment Plan

Notes to Financial Statements—
Modified Cash Basis (continued)

2. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

3. Investments

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan’s maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

The estimated fair value of individual investments representing 5% or more of the Plan’s net assets is as follows:

	December 31

	2002	2001

Federated Government Obligations Fund	$2,791,472	$2,085,475
Goldman Sachs Capital Growth Fund	2,603,090	3,638,447
United Bankshares, Inc. Common Stock – Participant Directed	5,747,424	5,796,790
United Bankshares, Inc. Common Stock – Nonparticipant Directed	12,619,186	11,862,211
Federated Max-Cap Fund	1,247,595	1,676,854

United Bankshares, Inc.
Savings and Stock Investment Plan

Notes to Financial Statements—
Modified Cash Basis (continued)

3. Investments (continued)

During 2002, the current value of the Plan’s investments (including investments purchased, sold, as well as held during the year), as determined principally by quoted market values, depreciated as follows:

Net Realized
and
Unrealized
Depreciation in
Fair Value of
Investments

Shares of registered investment companies	$(1,871,908)
United Bankshares, Inc. common stock	111,628

$(1,760,280)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31

	2002	2001

Investments, at fair value:
United Bankshares, Inc. common stock	$12,619,186	$11,862,211

Year Ended
December 31
2002

Change in net assets:
Contributions	$836,632
Dividends	389,867
Net realized and unrealized appreciation in fair value	88,611
Distributions to participants	(558,135)

$756,975

United Bankshares, Inc.
Savings and Stock Investment Plan

Notes to Financial Statements—
Modified Cash Basis (continued)

5. Differences Between Financial Statements and Form 5500

For purposes of Form 5500, interest-bearing cash and cash equivalents are classified as plan investments. The amount of cash and cash equivalents classified as investments on the Form 5500 was $2,791,472 and $2,085,494 as of December 31, 2002 and 2001, respectively.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 19, 1995, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Transactions with Parties-in-Interest

The Plan holds 632,002 shares of United common stock, which had a fair value of $29.06 per share at December 31, 2002.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United Bank, Inc., a wholly owned subsidiary of United, acts as Trustee for the Plan.

Participants may choose to have their contributions directed to various mutual funds provided by Federated Investors, Inc., record keeper for the Plan.

United Bankshares, Inc.
Savings and Stock Investment Plan

Plan: 003 – EIN: 55-0641179

Schedule H, Line 4(i)—Schedule of Assets (Held at
End of Year)—Modified Cash Basis

December 31, 2002

				Estimated
		Units/		Fair
	Description	Shares	Cost	Value

*	Federated Government Obligations
	Fund (cash equivalents)	2,791,472	$2,791,472	$2,791,472
*	Federated Income Trust	98,041	993,821	1,045,114
*	Federated Total Return Bond Fund	52,073	548,746	561,871
	Janus Balanced Fund	49,326	986,116	881,944
*	Federated Stk Tr Sh Ben	41,966	1,396,472	1,140,639
*	Federated Kaufmann Fund	164,907	852,315	568,929
*	Federated Max-Cap Fund	70,129	1,870,156	1,247,595
*	Federated International Equity	22,376	432,291	257,542
	Goldman Sachs Capital Growth Fund	175,292	4,400,898	2,603,090
*	United Bankshares, Inc. Common Stock	632,002	9,501,641	18,366,610
*	Loans to participants (interest rates
	ranging from 9% to 10%)	—	36,205	36,205

			$23,810,133	$29,501,011

•     Parties-in-interest

United Bankshares, Inc.
Savings and Stock Investment Plan

Plan: 003 – EIN: 55-0641179

Schedule H, Line 4(j)—Schedule of Reportable Transactions—
Modified Cash Basis

Year Ended December 31, 2002

Total
	Total	Proceeds	Total
	Cost of	From	Cost of	Realized
Description	Purchases	Sales	Assets	Gain

Category (iii)—Series of Transactions in Excess of 5% of Plan Assets
United Bankshares, Inc. Common Stock	$1,703,914	$757,713	$335,398	$422,315

There were no category (i), (ii) or (iv) reportable transactions during fiscal year 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Bankshares, Inc. Savings and Stock Investment Plan

/s/ Jack C. Stokes Mr. Jack C. Stokes Plan Administrator

June 12, 2003

Exhibits